UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. ____1___)*

NutraFuels, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

67091B104

(CUSIP Number)

6601 Lyons Rd L-6, Coconut Creek, FL, 33073, Telephone: 888-509-8901

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 2, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [   ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Explanatory Note:

This Amendment Number 1 to Schedule 13D is being filed to report that on October 29, 2015, Neil Catania, the Vice-President of NutraFuels, Inc. purchased 35,000 shares of its common stock, at the price of $.069 per share in open market transactions.

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Neil Catania
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) [ ] (b) [ ] N/A
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF, (1)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ] N/A
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 3,438,571[1]
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 3,438,571[1]
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,438,571[1]
12.	CHECK BOXES IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES X(1)
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.27%[1]
14.	TYPE OF REPORTING PERSON (see instructions) IN

1 Does not include shares issuable upon conversion of outstanding promissory notes. On February 15, 2013, NutraFuels, Inc. issued a $50,000 convertible note to Neil Catania, its Vice-President. As amended, the note bears interest at a rate of 10%, and is due and payable on November 15, 2015. The note is convertible into shares of common stock at the price of $1.00 per share. As of October 30, 2015, the Note had principal and interest due of $59,167 and as such, is convertible into 59,167 common shares at the option of Mr. Catania. On November 15, 2012, NutraFuels, Inc. issued a $160,000 convertible note.  As amended, the note bears interest at 10% with a maturity date of November 15, 2015, and is convertible into shares of common stock at the price of $1.00 per share. As of October 30, 2015, the Note had principal and interest due of $189,333 and as such, is convertible into 189,333 common shares at the option of Mr. Catania.

Item 1.  Security and Issuer.

Common stock of NutraFuels, Inc.

Item 2.  Identity and Background.

(a) Neil Catania

(b) Mr. Catania’s business address is 6601 Lyons Road L-6, Coconut Creek FL 33037.

(c) Neil Catania is the Vice President of NutraFuels, Inc.

(d) Mr. Catania has not been convicted in a criminal proceeding.

(e) Mr. Catania has not during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and has not been the subject to a judgement, decree or final order enjoining future violation with respect to such laws.

(f) Mr. Catania is a citizen of the United States.

Item 3.  Source or Amount of Funds or Other Consideration.

On October 29, 2015, Neil Catania purchased 35,000 shares of the common stock of NutraFuels, Inc. at the per share price of $.069 per share in open market transactions.

Item 4.  Purpose of Transaction.

Investment

Item 5.  Interest in Securities of the Issuer.

Neil Catania holds 3,438,571 of NutraFuels, Inc.’s common shares representing 15.27% of the shares outstanding without giving effect to shares issuable upon conversion of outstanding promissory notes issued on February 15, 2013, and November 12, 2012, that are convertible into an aggregate of 248,500 common shares at the option of Mr. Catania. Principal and interest outstanding under the notes may be converted by Mr. Catania at anytime until paid.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not Applicable

Item 7.  Material to Be Filed as Exhibits.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NutraFuels, Inc.

Date: November 3, 2015	By:	/s/ Neil Catania
Neil Catania
Vice President

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